Exhibit 99.1

IR-112
CNinsure Sells Datong Life Business Unit to Warburg Pincus
GUANGZHOU, China, March 26, 2011 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that it has reached definitive agreements to sell its 55% equity interest in Beijing Fanhua Datong Investment Management Co., Ltd. (“Datong”) to Winner Sight Global Limited, an affiliated entity of Warburg Pincus LLC.
The cash consideration for the sale is approximately USD63.69 million. In addition, Datong agreed to pay a cash dividend of RMB10 million exclusively to CNinsure. The transaction has been completed on March 25, 2011.
Datong, in which CNinsure acquired 55% equity interest for RMB220 million in the fourth quarter of 2008, was primarily engaged in the distribution of life insurance products. Net revenues and net income derived from Datong for fiscal year 2010 were RMB251.1 million and RMB29.7 million, respectively, representing 16.9% and 7.0% of the Company’s total net revenues and net income attributable to shareholders, respectively.
Commenting on the sale of Datong, Mr. Yinan Hu, CNinsure’s chairman and chief executive officer, stated, “We started our life insurance distribution business by building a Life Insurance Business Unit in 2006 and established Datong Life Business Unit in 2008 by acquiring 55% stake in Datong. Over the past two years, both of our life insurance business units have achieved astonishing growth. However, the difference in the two business units’ business philosophies and corporate cultures has been increasingly presenting challenges to us in resources allocation. Therefore, in order to avoid potential internal friction and streamline our business structure for more effective management and resources allocation, we decided to sell all the equity interest we hold in Datong. ”
“The sale of Datong will not lead to any change in our growth strategies. Life insurance business remains to be our strategic focus. We will continue to strengthen our investment in the life insurance business to increase its contribution to the Company.”
“2011 is the year for internal restructuring for CNinsure. We are committed to continuously refining our organizational structure and business model, as well as building a unified corporate culture, enhancing organization at subsidiary level and optimizing profit model, which we believe will pave the way for a quality and sustainable growth in the next 10 years,” Mr. Hu concluded.

IR-112
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 26, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.
Contact
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.